Exhibit 13.11

4/23/2020 Registration https://register.gotowebinar.com/register/1981805243969161997 1/1 Webinar: Global AI biometric technology company *Required field First Name* Email Address* By clicking this button, you submit your information to the webinar organizer, who will use it to communicate with you regarding this event and their other services. Register ©1997-2020 LogMeIn, Inc. All rights reserved. View the GoToWebinar Privacy Policy (//www.logmeininc.com/legal) To review the webinar organizer's privacy policy or opt out of their other communications, contact the webinar organize directly. Safeguarding your email address and webinar registration information is taken seriously at GoToWebinar will not sell or ret this information. https://register.gotowebinar.com/register/1981805243969161997 1/1